UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

____________________

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Extraordinary General Meeting Results

On March 8, 2019, Auris Medical Holding AG (the “Company”) held an Extraordinary General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Redomestication of the Company’s Corporate Seat to Bermuda

The Company’s shareholders approved (i) the relocation of the Company’s corporate seat from Zug, Switzerland to Hamilton, Bermuda by continuing the Company in Bermuda in accordance with Section 132C of the Companies Act 1981 of Bermuda, (ii) the registration of the Company as an exempted company limited by shares with the Registrar of Companies in Bermuda with the name “Auris Medical Holding Ltd.” and (iii) the submission of the Company to the law of Bermuda without liquidation or new formation.

Agenda Item 2: Other Approvals Relating to the Redomestication

Agenda Item 2.1: Adoption and Approval of the Memorandum of Continuance

The Company’s shareholders adopted and approved the memorandum of continuance, with effect upon the redomestication to Bermuda, reflecting, inter alia, (i) the change of the Company’s legal form from a company limited by shares under Swiss law to an exempted company limited by shares under Bermuda law, (ii) the authorized share capital of the Company, (iii) that the objects of the Company are unrestricted, and (iv) that the Company shall have the capacity, rights, powers and privileges of a natural person.

Agenda Item 2.1: Adoption and Approval of the Bye-Laws

The Company’s shareholders adopted and approved the bye-laws (the “Bye-laws”) and approved to replace the current articles of association of the Company with such Bye-laws, with effect upon the redomestication to Bermuda, reflecting, inter alia, the change of the Company’s legal form from a corporation under Swiss law to an exempted company limited by shares under Bermuda law, and that the board of directors of the Company be authorized to exercise any and all powers bestowed on the directors of the Company pursuant to the Bye-laws, including without limitation those authorities and powers, that do not require further approval from the shareholders to be performed, as set out in Bye-laws: 2 (Power to Issue Shares), 3 (Power of the Company to Purchase its Shares), 4 (Rights Attaching to Shares), 11 (Transfer of Registered Shares), 13 (Power to Alter Capital), 41 (Vacancy in the Office of Director), 42 (Remuneration of Directors), 45 (Powers of the Board of Directors) and 76 (Discontinuance).

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-228121) and the registration statement on Form S-8 (Registration Number 333-223855) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: March 8, 2019